UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒    FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (this “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-237541 and 333-230452), Form F-1 (Registration Number 333-239356) and Form F-3 (Registration Number 333-237542) of Stealth BioTherapeutics Corp (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Presented below are selected consolidated financial data, management’s discussion and analysis of financial condition and results of operations, from the audited consolidated financial statements as of December 31, 2019 and the unaudited condensed consolidated financial statements as of September 30, 2020 and the unaudited condensed consolidated financial statements for the nine months ended September 30, 2019 and 2020 of Stealth BioTherapeutics Corp (the “Company”).

Forward-Looking Statements

Statements in this Report about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the Company’s development funding agreement and the timing of payments thereunder. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements as a result of known and unknown risks, uncertainties and other important factors, including: the Company’s ability to obtain additional funding and to continue as a going concern; the impact of the COVID-19 pandemic; the ability to successfully demonstrate the efficacy and safety of the Company’s product candidates and future product candidates; the preclinical and clinical results for the Company’s product candidates, which may not support further development and marketing approval; the potential advantages of the Company’s product candidates; the content and timing of decisions made by the U.S. FDA, the EMA or other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies, which may affect the initiation, timing and progress of preclinical studies and clinical trials of the Company’s product candidates; Company’s ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the Company’s ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates it is developing; and general economic and market conditions.  These and other risks are described in greater detail under the caption "Risk Factors" included in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC"), as well as in any future filings with the SEC. Any forward-looking statements contained in this Report speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the following selected consolidated statement of operations data for the fiscal years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019. The consolidated statements of operations data for the nine months ended September 30, 2019 and 2020 and the consolidated balance sheet data as of September 30, 2020 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this Report and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that should be expected for any future period. The selected consolidated financial data set forth below should be read together with our consolidated financial statements and unaudited condensed consolidated financial statements and the related notes to those statements, as well as the section of this Report captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	YEAR ENDED DECEMBER 31,			NINE MONTHS ENDED SEPTEMBER 30,
	2017	2018	2019	2019	2020
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$—	$—	$21,087	$—	$—
Operating expenses:
Research and development	$63,220	$53,062	$44,604	$33,514	$23,463
General and administrative	16,500	22,217	22,315	16,490	14,374
Total operating expenses	79,720	75,279	66,919	50,004	37,837
Loss from operations	(79,720)	(75,279)	(45,832)	(50,004)	(37,837)
Other expense, net	(3,190)	(21,433)	(25,896)	(25,454)	(1,282)
Net loss attributable to ordinary shareholders	$(82,910)	$(96,712)	$(71,728)	$(75,458)	$(39,119)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(1.21)	$(1.41)	$(0.19)	$(0.21)	$(0.07)
Weighted average ordinary shares used in net loss per share attributable to ordinary shareholders—basic and diluted	68,472,262	68,476,149	375,669,759	355,634,626	536,558,283

	AS OF DECEMBER 31,		AS OF SEPTEMBER 30,
	2018	2019	2020
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,855	$50,768	$19,893
Working capital (deficit)	(27,318)	18,448	1,401
Net assets	(175,329)	17,267	2,274
Total assets	15,523	52,743	22,525
Total convertible preferred shares	211,377	—	—
Total accumulated deficit	(426,269)	(497,997)	(537,116)
Total shareholders’ equity (deficit)	(386,706)	17,267	2,274

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes and other financial information included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 or appearing elsewhere in this Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body’s main source of energy production and are critical for normal organ function. Dysfunctional mitochondria characterize a number of rare genetic diseases and many common age-related diseases, leading to devastating ophthalmic, cardiac and neurological symptoms. We believe our product candidates have significant potential to treat the ophthalmic, cardiac and neurological symptoms of both rare genetic and common age-related mitochondrial diseases. Our mission is to be the leader in mitochondrial medicine, and we have assembled a highly experienced management team, board of directors and group of scientific advisors to help us achieve this mission. Our leadership team has decades of experience leading drug discovery and development programs, including at GlaxoSmithKline, Novo Nordisk, Lilly and Sanofi Genzyme.

Our first clinical product candidate, elamipretide, is a small peptide that targets and binds reversibly to cardiolipin, an essential structural element of mitochondria, stabilizing the inner mitochondrial membrane under conditions of oxidative stress. This novel mechanism of action has shown potential clinical benefit in both rare genetic and common age-related ophthalmic and cardiac diseases entailing mitochondrial dysfunction. Elamipretide has been generally well tolerated in clinical trials with over 1,000 subjects exposed to it systemically to date.

We are studying elamipretide in the following ophthalmic and cardiac disease indications:

•

Geographic atrophy, or GA, an advanced form of dry age-related macular degeneration, for which we have conducted a Phase 1 clinical trial in the United States and in March 2019 initiated a Phase 2b clinical trial in the United States; and

•

Barth Syndrome, or Barth, an inherited cardiomyopathic disease, for which we have conducted a Phase 3 retrospective natural history-controlled trial and a Phase 2/3 clinical trial in the United States.

Our Phase 2b trial for GA is now approximately 90% enrolled, with complete enrollment targeted for year-end 2020; we may choose to upsize the trial which could extend enrollment into the first quarter of 2021. We expect data from this trial in early 2022.

We have met with the U.S. Food and Drug Administration, or FDA, to discuss a potential new drug application, or NDA, submission for Barth. The FDA did not agree that the current data package is sufficient to support an NDA submission and recommended that we collect additional controlled clinical data in this indication prior to an NDA submission.  However, following receipt of a petition signed by over 4,250 members of the Barth community requesting us to submit our new drug application, or NDA, we plan to submit our NDA on the basis of our existing data.  We also plan to submit a protocol contemplating the randomized withdrawal of the subjects remaining on open-label extension in our Phase 2/3 Barth trial and a protocol for a randomized, controlled Phase 4 post-marketing trial to assess whether elamipretide can reduce the occurrence of material adverse cardiac events in Barth. We hope to initiate the randomized withdrawal study in early 2021 following a potential NDA submission by the end of 2020.

We are evaluating the potential for additional clinical trials of elamipretide in the following ophthalmic, cardiac, and mitochondrial disease indications:

•	Friedreich’s ataxia, or FRDA, which is associated with both cardiomyopathy and progressive decline in visual function;
•	Leber’s hereditary optic neuropathy, or LHON, an inherited disease of central blindness, for which we have conducted a Phase 2 clinical trial in the United States;
•

Duchenne cardiomyopathy, which is the heart muscle weakness associated with Duchenne’s muscular dystrophy, or DMD, which is phenotypically like the cardiomyopathy assessed in our Barth program and is the leading cause of early mortality in this disease; and

•	Mitochondrial replisome-related disorders, caused by mutations in nuclear genes that encode for proteins involved in mitochondrial DNA replication.

We plan to support an investigator-initiated Phase 2a open-label clinical trial of elamipretide assessing both visual and cardiac endpoints in FRDA, which is anticipated to commence enrollment in early 2021, and we hope that results from this trial will help inform a pivotal trial design. We may initiate a Phase 3 global clinical trial for elamipretide in LHON, subject to ongoing formulation studies expected to read out in early 2022, continued planning efforts, and financing plans. Subject to discussions with the FDA, continued planning efforts and financing plans, we hope to initiate a clinical development program for elamipretide in DMD patients with cardiomyopathy during the second half of 2021, focusing primarily on cardiac endpoints. We also hope to initiate a pivotal trial for elamipretide in patients with mitochondrial replisome-related disorders during the second half of 2021, subject to discussions with the FDA, continued planning efforts and financing plans; these subjects were among a subgroup of patients with nuclear DNA mutations in whom improvements were observed in our Phase 3 primary mitochondrial myopathy trial.

Our second clinical product candidate, SBT-272, is a novel peptidomimetic that has been shown to increase adenosine triphosphate, or ATP, production and decrease levels of reactive oxygen species, or ROS, in dysfunctional mitochondria in preclinical studies. In early experiments, SBT-272 demonstrated higher mitochondrial uptake, greater concentrations in the brain, and improved oral bioavailability relative to elamipretide. We are developing SBT-272 for rare neurological diseases involving mitochondrial dysfunction. Preliminary results from a Phase 1 clinical trial in healthy human volunteers completed during 2020 suggest that SBT-272 showed a favorable safety profile. We are evaluating drug exposure to inform formulation plans and may also explore subcutaneous dosing. We plan to commence long-term toxicology studies to support chronic dosing during 2021.  We have also conducted and continue to conduct preclinical studies in neurological disease models to inform our decisions regarding our first Phase 2 indication.

We have discovered and own over 100 compounds, including SBT-272 and the SBT-550 family, that also target the mitochondria and form the basis of our broad proprietary pipeline of mitochondrial-targeted product candidates. We are evaluating compounds in the SBT-550 family for rare neurological indications. In addition, our internal discovery platform has generated a library of over 100 differentiated proprietary compounds which could have clinical benefit for diseases related to mitochondrial dysfunction and from which we plan to designate potential product candidates. We may also utilize certain of these compounds as part of our carrier platform, in which they could potentially serve as scaffolds to deliver other beneficial compounds to the mitochondria.

In January 2020, we adopted a strategic organizational restructuring plan, and reduced workforce by approximately 60% of our personnel. In connection with the reduction in workforce, we incurred a one-time charge totaling approximately $2.3 million related to termination benefits and other related charges in the first quarter of 2020.

Since our inception in 2006, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, acquiring and developing our proprietary technology, identifying potential product candidates and conducting preclinical and clinical studies of our product candidates. We have not generated any product revenue and have financed our operations primarily through the private placement of Series A convertible preferred shares and convertible notes, borrowings under a term loan, and through our February 2019 initial public offering, or IPO. As of September 30, 2020, we have raised an aggregate of $528.4 million in gross proceeds from the sale of Series A convertible preferred shares, the issuance of convertible promissory notes, a term loan, the sale and issuance of ADSs in our IPO and the sale of ordinary shares, as well as gross proceeds received from Alexion Pharmaceuticals, Inc., or Alexion. In October 2019, we entered into an option agreement, or the Agreement, and the share purchase agreement, or the Equity Agreement (collectively referred to as the Alexion Arrangement), with Alexion. Alexion terminated the Agreement in January 2020 and, as such, no there will be no further payments under the Alexion Arrangement. As of September 30, 2020, our principal source of liquidity was cash and cash equivalents, which totaled $19.9 million.

In October 2020, we entered into a Development Funding Agreement with Morningside Ventures (I) Investment Limited, or Morningside, pursuant to which we received initial cash proceeds of $20.0 million.

As of September 30, 2020, we had an accumulated deficit of $537.1 million. Our net loss was $82.9 million, $96.7 million and $71.7 million for the years ended December 31, 2017, 2018 and 2019, respectively, and $39.1 million for the nine months ended September 30, 2020. We have incurred significant net operating losses in every year since our inception and expect to continue to incur increasing net operating losses and significant expenses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase significantly as we:

▪	continue to advance our clinical programs and initiate additional clinical programs;
▪	continue our current research programs and development activities;
▪	seek to identify additional research programs and additional product candidates;
▪	initiate preclinical testing and clinical trials for any product candidates we identify;
▪	develop, maintain, expand and protect our intellectual property portfolio;

▪	hire additional research, clinical and scientific personnel; and
▪	incur additional costs associated with operating as a public company, including expanding our operational, finance and management teams.

We do not expect to generate revenues from product sales unless and until we successfully complete development and obtain regulatory approval for a product candidate, which is subject to significant uncertainty. We currently use contract research organizations, or CROs, and contract manufacturing organizations, or CMOs, to carry out our preclinical and clinical development activities, and we do not yet have a commercial organization. If we obtain regulatory approval for our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we may seek to fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms, if at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our current product candidates, or any additional product candidates, if developed. Without giving effect to any potential additional funding or milestone payments under the Development Funding Agreement, we expect that our existing cash as of September 30, 2020 along with the proceeds received in October 2020 from Morningside of $20.0 million under the Development Funding Agreement will be sufficient to fund our operating expenses and capital expenditure requirements through the second quarter of 2021. Beyond that point, we will need to raise additional capital to finance our operations, which cannot be assured. We have concluded that this circumstance raises substantial doubt about our ability to continue as a going concern within one year after the issuance date of our consolidated financial statements for the nine months ended September 30, 2020. See Note 1 to our unaudited interim condensed consolidated financial statements appearing elsewhere in this Report for additional information on our assessment.

Financial Overview

Revenue

We have not generated any revenue from product sales and do not expect to do so in the near future. We expect that any revenue will be less than our expenses for the foreseeable future and that we will experience increasing losses as we continue our development of, and seek regulatory approvals for, our product candidates and begin to commercialize any approved products. Our ability to generate revenues for any product candidate for which we receive regulatory approval will depend on numerous factors, including competition, commercial manufacturing capability and market acceptance of our products.

Our revenue to date was generated from the Alexion Arrangement. We received a non-refundable upfront payment of $15.0 million under the terms of the Agreement and $15.0 million under the Equity Agreement with Alexion. We recognized revenue as it relates to the Alexion Arrangement under Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, or ASC 606.  In accordance with ASC 606, the Agreement and the Equity Agreement were deemed to be one arrangement, and any premium paid on the Equity Agreement was deemed to be included in the transaction price and allocated to the performance obligation identified. Alexion terminated the Agreement in January 2020 and as such, no additional revenue will be recognized under the Alexion Arrangement.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including development of our preclinical and clinical product candidates, which include:

▪	employee-related expenses, including salaries, benefits and share-based compensation expense;
▪	expenses incurred under agreements with CROs, CMOs and independent contractors that conduct research and development, preclinical and clinical activities on our behalf;
▪	costs of purchasing lab supplies and non-capital equipment used in our preclinical activities and in manufacturing preclinical study and clinical trial materials;
▪	consulting, licensing and professional fees related to research and development activities; and
▪	facility costs, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other supplies.

We expense research and development costs as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks using information provided to us by our vendors such as patient enrollment or clinical site activations for services received and efforts expended.

Research and development activities are central to our business model. We expect research and development costs to increase significantly for the foreseeable future as our current development programs progress and new programs are added.

We track certain external research and development expenses for our lead product candidates. We manage certain activities, such as contract research and manufacturing of our product candidates and our discovery programs, through our third-party vendors and have captured the costs of these activities on an individual product basis from our financial records. We use our employee, consultant and infrastructure resources across our development programs and do not track and do not allocate the cost of these activities on a program-by-program basis. The following summarizes our research and development expenses:

	YEAR ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,
	2018	2019	2019	2020
Product candidate expenses:
Elamipretide	$31,961	$20,633	$15,089	$13,112
SBT-20	620	2	2	—
SBT-272	806	2,143	1,509	1,444
Total costs directly allocated to product candidates	33,387	22,778	16,600	14,556
Expenses not directly allocated to product candidates:
Research and development programs	3,100	1,615	996	770
Consultants and professional expenses	5,756	6,547	5,282	1,385
Employee expenses including cash compensation, benefits and share-based compensation	10,819	13,664	10,636	6,752
Total expenses not directly allocated to product candidates	19,675	21,826	16,914	8,907
Total research and development expenses	$53,062	$44,604	$33,514	$23,463

Because of the numerous risks and uncertainties associated with product development, we cannot determine with certainty the duration and completion costs of the current or future preclinical studies and clinical trials or if, when, or to what extent we will generate revenues from the commercialization and sale of our product candidates. We may never succeed in achieving regulatory approval for any of our product candidates. The duration, costs and timing of preclinical studies and clinical trials and development of our product candidates will depend on a variety of factors, including:

▪	successful completion of preclinical studies and investigational new drug-enabling studies;
▪	successful enrollment in and completion of clinical trials;
▪	receipt of marketing approvals from applicable regulatory authorities;
▪	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;
▪	obtaining and maintaining patent and trade secret protection and non-patent exclusivity;
▪	launching commercial sales of the product, if and when approved, whether alone or in collaboration with others;
▪	acceptance of the product, if and when approved, by patients, the medical community and third-party payors;
▪	effectively competing with other therapies and treatment options;
▪	continued acceptable safety profile following approval;
▪	enforcing and defending intellectual property and proprietary rights and claims; and
▪	achieving desirable therapeutic properties for the intended indications.

A change in the outcome of any of these factors could mean a significant change in the costs and timing associated with the development of our current and future preclinical and clinical product candidates. For example, if the FDA or other regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in execution of or enrollment in any of our preclinical studies or clinical trials, we could be required to expend significant additional financial resources and time on the completion of preclinical and clinical development.

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits and share-based compensation for personnel in executive, finance, pre-commercial, facility operations and administrative functions.

Significant costs are incurred in our pre-commercial activities including market research, public relations, patient advocacy, advisory boards and conferences and professional consulting. Other significant costs include facility costs not otherwise included in research and development expenses, legal fees relating to intellectual property and patent prosecution and maintenance, other legal fees and fees for accounting, tax and consulting services.

We anticipate that our general and administrative expenses will increase in the future to support continued research and development activities, potential commercialization of our product candidates and increased costs of operating as a public company. These increases will likely include costs related to the hiring of additional personnel and fees to outside consultants, attorneys and accountants, among other expenses. We expect the increased costs associated with being a public company to include expenses related to services associated with maintaining compliance with the requirements of Nasdaq and the SEC, director and officer insurance and investor and public relations costs

Other Expense, Net

Other expense, net, primarily consists of amortization of debt discount and interest expense incurred on convertible notes payable and incurred on our term loan facility, interest income earned on a shareholder demand note receivable and on cash and cash equivalents and changes in the fair value of our derivative liability as well as our warrant liability.

Results of Operations

Comparison of the Nine Months Ended September 30, 2019 and 2020

The following table summarizes our results of operations for the nine months ended September 30, 2019 and 2020, together with the dollar change in those items:

	NINE MONTHS ENDED SEPTEMBER 30,		DOLLAR
	2019	2020	CHANGE
	(in thousands)
Operating expenses:
Research and development	$33,514	$23,463	$(10,051)
General and administrative	16,490	14,374	(2,116)
Total operating expenses	50,004	37,837	(12,167)
Loss from operations	(50,004)	(37,837)	12,167
Other expenses, net	(25,454)	(1,282)	24,172
Net loss	$(75,458)	$(39,119)	$36,339

Research and Development Expenses

Research and development expenses decreased by $10.1 million to $23.4 million for the nine months ended September 30, 2020 from $33.5 million for the nine months ended September 30, 2019. The decrease was primarily due to a $7.1 million net decrease in employee and consultant related costs attributable to the strategic repositioning we implemented in the first quarter of 2020, a $2.7 million decrease in contract manufacturing, a $0.8 million  decrease in discovery related expenses and $0.4 million decrease in regulatory and other costs, offset in part by a $0.9 million increase in clinical costs due to the increased activity in the ReCLAIM 2 trial.

General and Administrative Expenses

General and administrative expenses decreased by $2.1 million to $14.4 million for the nine months ended September 30, 2020 from $16.5 million for the nine months ended September 30, 2019. The decrease in administrative expenses was primarily attributable to a net $3.1 million decrease in pre-commercial activities, offset in part by an increase of $1.0 million in professional services and activities attributable to the cost of various financing transactions and an increased cost of insurance.

Other Expense

Other expense decreased by $24.2 million to $1.3 million for the nine months ended September 30, 2020 from $25.5 million for the nine months ended September 30, 2019.The decrease in other expense is primarily attributed to a non-cash $22.7 million loss on extinguishment of debt associated with the conversion of convertible notes into ordinary shares in connection with our 2019 IPO, a $4.6 million decrease in interest expense related to the convertible debt and a $0.3 million change in fair value of warrant liability. These decreases were offset in part by a $2.8 million change in fair value gain on the derivative liability associated with the convertible debt and a $0.6 million decrease in interest income.

Comparison of the Years Ended December 31, 2018 and 2019

The following table summarizes our results of operations for the years ended December 31, 2018 and 2019, together with the dollar change in those items:

	YEAR ENDED DECEMBER 31,		DOLLAR
	2018	2019	CHANGE
	(in thousands)
Revenue	$—	$21,087	$21,087
Operating expenses:
Research and development	$53,062	$44,604	$(8,458)
General and administrative	22,217	22,315	98
Total operating expenses	75,279	66,919	(8,360)
Loss from operations	(75,279)	(45,832)	29,447
Other expenses, net	(21,433)	(25,896)	(4,463)
Net loss	$(96,712)	$(71,728)	$24,984

Revenue

Revenue was $21.1 million in 2019, compared to $0 in 2018.  Revenue represents non-refundable upfront payments under the Alexion Arrangement that were recognized in full in accordance with ASC 606 as we completed our performance obligation in 2019. Alexion terminated the Agreement in January 2020 and, as such, no additional revenue will be recognized under the Alexion Arrangement.

Research and Development Expenses

Research and development expenses decreased by $8.5 million to $44.6 million for the year ended December 31, 2019, from $53.1 million for the year ended December 31, 2018. This decrease was primarily from a net decrease of $8.5 million in clinical trial costs due to the timing of trials that ended in 2018, a $2.8 million decrease in contract manufacturing, and a $0.9 million decrease in discovery related expenses due to timing of activities. These decreases were offset in part by increases of $3.6 million in employee and consultant related expenses driven by continued build-out of clinical, medical affairs and regulatory functions and $0.1 million in other costs.

General and Administrative Expenses

General and administrative expenses increased by $0.1 million to $22.3 million for the year ended December 31, 2019, from $22.2 million for the year ended December 31, 2018. The increase in administrative expenses was primarily attributable to an increase of $3.3 million in employee related costs, a $2.3 million net increase in pre-commercial activities including building market disease awareness, and a $1.7 million increase in professional services for activities attributable to operating as a public company, offset by a decrease of $6.7 million in costs associated with our 2018 financing efforts and a decrease in legal intellectual property costs of $0.5 million.

Other Expense

Other expense increased by $4.5 million to $25.9 million for the year ended December 31, 2019 from $21.4 million for the year ended December 31, 2018. The increase in other expense is primarily attributable to a $22.7 million loss on extinguishment of debt recorded in conjunction with the IPO and a $0.7 million change period over period in the fair value adjustments of the warrant liability. These increases were offset by a $3.4 million change in period over period fair value adjustments of the derivative liability associated with the convertible debt, a decrease in interest expense of $14.7 million  mostly related to the convertible debt and an increase in interest income of $0.8 million.

Comparison of the Years Ended December 31, 2017 and 2018

A discussion of our results of operations for the years ended December 31, 2017 and 2018 may be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of the Years Ended December 31, 2019, 2018 and 2017” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

Liquidity and Capital Resources

Overview

We have funded our operations from inception through September 30, 2020 primarily through aggregate gross proceeds of $528.4 million from the sale of Series A convertible preferred shares, the issuance of convertible promissory notes, a term loan, the sale and issuance of ADSs in our IPO and sale of ordinary shares, as well as gross proceeds received from Alexion. As of September 30, 2020, we had cash and cash equivalents of $19.9 million. In October 2020, we entered into a Development Funding Agreement with Morningside, pursuant to which we received initial cash proceeds of $20.0 million.

Indebtedness

Term Loan Facility. On June 30, 2017, we entered into a loan and security agreement with Hercules Capital, Inc., or Hercules, which we refer to as the Term Loan Facility. The Term Loan Facility was amended in March, July and October of 2018 and March and October of 2019 and July 2020. We have borrowed an aggregated principal amount of $20.0 million as of September 30, 2020.

Borrowings under the Term Loan Facility bear interest at a floating per annum rate equal to the greater of (i) the Wall Street Journal prime rate plus 5.50% or (ii) 9.50%. In an event of default, as defined in the loan and security agreement, the interest rate applicable to borrowings under such agreement will be increased by 4.0%. Interest payments are due monthly in arrears. Under the Term Loan Facility, as amended, we make interest only payments through February 1, 2021, at which time payments are made in monthly installments of principal and interest, continuing through the scheduled maturity date of July 1, 2021.

We may voluntarily prepay all, but not less than all, of the outstanding principal at any time prior to the maturity date, subject to a prepayment fee, of 0.5% of the outstanding principal at the time the prepayment is made. The end of term charge of $1.3 million is due upon the earlier to occur of the maturity of the loan, the acceleration or prepayment of all outstanding principal, the termination of the Term Loan Facility or January 1, 2021. An additional end of term charge of $0.2 million is due upon the earlier to occur of the maturity of the loan, the acceleration or prepayment of all outstanding principal, or the termination of the Term Loan Facility.

Borrowings under the Term Loan Facility are secured by a first priority lien on all of our assets, excluding our intellectual property. We have agreed to a negative pledge on our intellectual property. The Term Loan Facility contains customary events of default and affirmative and negative covenants, including restrictions on our ability to pay dividends and incur additional debt, but does not contain any financial covenants. An event of default had not occurred as of September 30, 2020.

In connection with our entry into the Term Loan Facility, we issued to Hercules a warrant to purchase our ordinary shares. See “Description of Share Capital and Articles of Association—Warrant” in our prospectus dated February 14, 2019, filed with the SEC pursuant to Rule 424(b), for a description of the warrant.

Lincoln Park Agreement.  In June 2020, we entered into a $20.0 million purchase agreement, or the LPC Purchase Agreement, together with a registration rights agreement, with Lincoln Park Capital Fund, LLC, or Lincoln Park. Under the terms and subject to the conditions of the Purchase Agreement, we have the right to sell to Lincoln Park, and Lincoln Park is obligated to purchase, up to $20.0 million of our ordinary shares, subject to certain limitations, from time to time, over the 36-month period commencing on June 22, 2020.  During the nine months ended September 30, 2020, pursuant to the LPC Purchase Agreement a total of 4,680,000 ordinary shares were sold to Lincoln Park for net proceeds totaling $0.7 million.

ATM Offering Agreement.  In August 2020, we and H.C. Wainwright & Co., LLC, or Wainwright, entered into an At The Market Offering Agreement, or the ATM Offering Agreement, pursuant to which we may offer and sell, from time to time, through Wainwright, ADSs, each representing 12 ordinary shares. We have no obligation to sell any ADSs pursuant to the ATM Offering Agreement and may at any time suspend sales pursuant to the agreement. Each party may terminate the ATM Offering Agreement at any time without liability. As of September 30, 2020 we have not sold any shares under the ATM Offering Agreement.

Development Funding Agreement. In October 2020, we entered into a Development Funding Agreement with Morningside under which Morningside agreed to provide us funding to support our efforts to secure regulatory approval for elamipretide and to develop elamipretide for the treatment of Barth, GA, FRDA, Duchenne cardiomyopathy, replisome-related disorders and LHON. We received initial cash proceeds of $20.0 million pursuant to the Development Funding Agreement, and we may receive up to an additional $15.0 million upon the completion of certain near term milestones. We may agree to add additional investors to the Development Funding Agreement, subject to the prior written consent of Morningside, on the same terms and subject to the same conditions as Morningside’s initial commitments.

Cash Flows

The following table provides information regarding our cash flows for each of the periods presented:

	YEAR ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,
	2018	2019	2019	2020
Net cash (used in) provided by:
Operating activities	$(72,078)	$(47,984)	$(53,313)	$(43,822)
Investing activities	(12)	(130)	(130)	(40)
Financing activities	78,826	88,027	79,818	12,987
Net increase (decrease) in cash and cash equivalents	$6,736	$39,913	$26,375	$(30,875)

Net Cash Used in Operating Activities

The use of cash for operating activities in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities decreased by $9.5 million to $43.8 million during the nine months ended September 30, 2020 from $53.3 million during the nine months ended September 30, 2019. Cash used in operating activities during the nine months ended September 30, 2020 consisted of our net loss of $39.1 million, partially offset by non-cash charges of $3.8 million which includes, $3.1 million in share-based compensation, $0.2 million in amortization of the debt discount, $0.3 million in non-cash interest expense and $0.2 million in depreciation and amortization. Changes in operating assets and liabilities included $8.4 million in decreases in accounts payable, accrued expenses and other current liabilities and a $0.1 million increase in prepaid expenses and other current assets. Cash used in operating activities during the nine months ended September 30, 2019 consisted of our net loss of $75.5 million, partially offset by non-cash charges of $27.3 million which includes $22.7 million in loss on extinguishment of 2018 Notes, $2.9 million in amortization of the debt discount, $2.3 million in share-based compensation, $1.7 million in non-cash interest expense and $0.5 million in other non-cash charges, offset by a $2.8 million change in fair value of derivative liability. Changes in operating assets and liabilities included $6.1 million in decreases in accounts payable, accrued expenses and other current liabilities and a $0.9 million decrease in prepaid expenses and other current assets.

Net cash used in operating activities decreased by $24.1 million to $48.0 million during the year ended December 31, 2019, from $72.1 million year ended December 31, 2018. Cash used in operating activities during the year ended December 31, 2019, consisted of our net loss of $71.7 million, partially offset by non-cash charges of $27.3 million, which includes $22.7 million loss on extinguishment of 2018 Notes, $3.2 million in share-based compensation, $3.0 million in amortization of the debt discount, $1.7 million in non-cash interest expense and $0.6 million in other non-cash charges, offset by a $2.8 million change in fair value of derivative liability. Changes in operating assets and liabilities included $5.9 million in decreases in accounts payable, accrued expenses and other current liabilities and a $1.2 million increase in prepaid expenses and other current assets.

Net Cash Used in Investing Activities

Net cash used in investing activities was $40,000 during the nine months ended September 30, 2020 and $0.1 million as of September 30, 2019.

Net cash used in investing activities was $0.1 million during the year ended December 31, 2019 and $12,000 during the year ended December 31, 2018.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $13.0 million during the nine months ended September 30, 2020, compared to $79.8 million during the nine months ended September 30, 2019. Cash provided by financing activities during the nine months ended September 30, 2020 was primarily attributable to the receipt of $20.7 million in connection with the issuance of ordinary shares, offset in part by $7.5 million of payments made on the Term Loan Facility and $0.2 million of payments for deferred financing costs.

Net cash provided by financing activities was $88.0 million during the year ended December 31, 2019, compared to $78.8 million during the year ended December 31, 2018. Cash provided by financing activities during the year ended December 31, 2019, was primarily attributable to the receipt of $78.2 million in connection with the issuance of ordinary shares in the IPO, $8.9 million in connection with the issuance of ordinary shares, $5.0 million in connection with the issuance of convertible promissory notes to a shareholder, offset in part by $2.8 million of payments made on the Term Loan Facility, $1.3 million of payments for deferred financing costs and $0.1 million related payments of debt issuance costs.

Funding Requirements

We expect our expenses to increase in connection with our ongoing clinical activities, particularly as we continue to develop and conduct clinical trials with respect to elamipretide and new compounds, including our ongoing and planned clinical trials; advance the development of pipeline programs; initiate new research and preclinical development efforts; and seek marketing approval for any product candidates that we successfully develop. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Without giving effect to any potential additional funding or milestone payments under the Development Funding Agreement, we expect that our existing cash as of September 30, 2020 along with the proceeds received in October 2020 from Morningside of $20.0 million under the Development Funding Agreement will be sufficient to fund our operating expenses and capital expenditure requirements through the second quarter of 2021. Our capital expenditures for the nine months ended September 30, 2020 and for the years ended December 31, 2019 and 2018 amounted to $0.02 million, $0.13 million and $0.01 million, respectively. In the three-year period ended September 30, 2020, we have invested a total of $0.16 million in equipment and facilities.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect, and we may use all of our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with the research, development and commercialization of our product candidates, we are unable to estimate the exact amount of our operating capital requirements. Our future capital requirements will depend on many factors, including:

▪	the scope, progress, timing, costs and results of our current and future clinical trials;
▪	research and preclinical development efforts for any future product candidates that we may develop;
▪	our ability to enter into and the terms and timing of any collaborations, licensing agreements or other arrangements;
▪	the number of future product candidates that we pursue and their development requirements;
▪	outcome, timing and costs of seeking regulatory approvals;
▪

costs of commercialization activities for any of our product candidates that receive marketing approval to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

▪	subject to receipt of marketing approval, revenue, if any, received from commercial sales of our current and future product candidates;
▪	our headcount growth and associated costs if and as we expand our research and development and establish a commercial infrastructure;
▪	costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and
▪	costs of operating as a public company.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, that we can generate substantial revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ADSs. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through future collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles. We believe that several accounting policies are important to understanding our historical and future financial performance. We refer to these policies as critical because these specific areas generally require us to make judgments and estimates about matters that are uncertain at the time we make the estimate, and we could have used different estimates which also would have been reasonable. On an ongoing basis, we evaluate our estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and other market-specific or other relevant assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing elsewhere in this Report, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed for us and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments, if necessary. Examples of estimated accrued research and development expenses include fees paid to:

▪	CROs in connection with clinical trials;
▪	CMOs with respect to clinical materials, intermediates, drug substance and drug product;
▪	vendors in connection with research and preclinical development activities; and
▪	vendors related to manufacturing, development and distribution of clinical supplies.

We base our expenses related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with CROs that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the clinical expense. Payments under some of these contracts depend on factors such as the successful enrollment of subjects and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed, enrollment of subjects and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid expense accordingly. To date, there have been no material differences from our estimates to the amounts actually incurred.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of payment due date by period at December 31, 2019:

	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
	(in thousands)
Operating leases	$708	$708	$—	$—	$—
Term Loan Facility (1)	17,844	14,958	2,886	—	—
Total	$18,552	$15,666	$2,886	$—	$—

(1)

Represents principal amount of the outstanding term loan as of December 31, 2019 as well as an end of term charge of $1.3 million due under the Term Loan Facility. The loan is subject to variable interest that will be calculated as payments become due.

We enter into contracts in the normal course of business with CROs and clinical sites for the conduct of clinical trials, professional consultants and other vendors for clinical supply, manufacturing or other services. These contracts are not included in the table above as they provide for termination on notice and, therefore, are cancelable contracts and do not include any minimum purchase commitments.

We have entered into several license agreements with Cornell Research Foundation, Inc., a subsidiary of Cornell University, or Cornell, and Institut de recherches cliniques de Montréal, or the IRCM, pursuant to which Cornell and IRCM granted us an exclusive, worldwide rights under patents related to elamipretide, SBT-20 and other technology. In connection with the licenses granted under the original Cornell agreement, we issued Cornell 666,667 ordinary shares. With respect to the other Cornell license agreements, we paid Cornell upfront license fees of $60,000 and are obligated to pay Cornell royalties on net sales, if any, by us and our sublicensees of any licensed product. Subject to specified reductions and royalty offsets, such royalties are calculated as a tiered, low-to-mid single digit percentage of net sales of licensed products under each of the Cornell license agreements, except that for licensed products under the original Cornell agreement, such royalties are calculated as a tiered, low single-digit to sub-teen double-digit percentage of net sales, depending on patent coverage, amount of net sales and type of licensed product. Our obligation to pay royalties as to any licensed product extends until the later of the expiration of the last-to-expire valid claim of any licensed patent covering such licensed product or 15 years after the date of our first commercial sale of such licensed product. If a licensed product is covered by licenses granted under the original Cornell agreement and another Cornell license agreement, then, for each unit of product, royalties will only be due under the original Cornell agreement.

We are obligated to pay Cornell a low double-digit percentage of specified payments we receive in connection with granting a sublicense under the Cornell license agreements. We have also agreed to reimburse Cornell for its out-of-pocket expenses incurred in preparing, filing, prosecuting and maintaining the licensed patents, except for any licensed patents as to which we elect to waive our licensed rights. We also have agreed to pay Cornell annual license maintenance fees in dollars in the mid-five-digits for the original Cornell agreement, and mid-four-digits for each of the other Cornell license agreements starting on the date specified in each such agreement, in all cases until the first commercial sale of a specified type of licensed product under such agreement.

Off-balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under the applicable regulations of the SEC.

Recent Accounting Pronouncements

Note 2, “Summary of Significant Accounting Policies,” in the accompanying notes to the consolidated financial statements includes a discussion of recent accounting pronouncements. There were no new accounting pronouncements adopted during 2020 that had a material effect on our consolidated financial statements.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012 permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies. As a result, our financial statements may not be comparable to the financial statements of reporting companies that are required to comply with the effective dates for new or revised accounting standards that are otherwise applicable to public companies.

Qualitative and Quantitative Disclosures about Market Risk

We are minimally exposed to market risk related to changes in interest rates. As of September 30, 2020, we had cash and cash equivalents of $19.9 million, consisting primarily of U.S. Treasury funds. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are held in short-term treasury funds. We do not believe we are materially at risk to sudden drops in interest rates based on the amounts subject to these potential changes.

Our Term Loan Facility has a floating per annum rate equal to the greater of (i) the Wall Street Journal prime rate plus 5.50% or (ii) 9.50%, which exposes us to market interest rate risk when we have outstanding borrowings. As of September 30, 2020, we had $9.0 million of outstanding borrowings under the Term Loan Facility. Assuming our outstanding debt remains constant for an entire year and the applicable annual interest rate increases or decreases by 1%, our annual interest expense would increase or decrease by $0.1 million.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Index to Unaudited Interim Condensed Consolidated Financial Statements as of December 31, 2019 and September 30, 2020 and for the Nine Month Periods Ended September 30, 2019 and 2020
Condensed Consolidated Balance Sheets	17
Condensed Consolidated Statements of Operations	18
Condensed Consolidated Statements of Convertible Preferred Shares and Shareholders’ (Deficit) Equity	19
Condensed Consolidated Statements of Cash Flows	20
Notes to Unaudited Consolidated Financial Statements	21

STEALTH BIOTHERAPEUTICS CORP

Condensed Consolidated Balance Sheets

(unaudited)

(in thousands, except share and per share amounts)

	DECEMBER 31, 2019	SEPTEMBER 30, 2020
Assets
Current assets:
Cash and cash equivalents	$50,768	$19,893
Prepaid expenses and other current assets	1,630	1,759
Total current assets	52,398	21,652

Property and equipment, net	345	169
Deferred financing cost and other assets	—	704
Total assets	$52,743	$22,525
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$9,520	$3,452
Accrued expenses and other current liabilities	8,495	6,406
Accrued interest payable	1,219	1,411
Current portion of long-term debt	14,716	8,982
Total current liabilities	33,950	20,251
Long-term debt, less current portion	1,526	—
Total liabilities	35,476	20,251
Commitments and contingencies (Note 14)
Shareholders’ equity:
Ordinary shares, $.0003 nominal or par value; 750,000,000 shares authorized and 436,720,810 shares issued and outstanding at December 31, 2019; 1,200,000,000 shares authorized and 598,753,522 shares issued and outstanding at September 30, 2020	131	179
Additional paid-in capital	515,133	539,211
Accumulated deficit	(497,997)	(537,116)
Total shareholders’ equity	17,267	2,274
Total liabilities and shareholders’ equity	$52,743	$22,525

See the accompanying notes to these unaudited condensed consolidated financial statements.

STEALTH BIOTHERAPEUTICS CORP

Condensed Consolidated Statements of Operations

(unaudited)

(in thousands, except share and per share amounts)

	NINE MONTHS ENDED SEPTEMBER 30,
	2019	2020
Operating expenses:
Research and development	$33,514	$23,463
General and administrative	16,490	14,374
Total operating expenses	50,004	37,837
Loss from operations	(50,004)	(37,837)
Other income (expense):
Interest income	773	139
Interest expense	(6,009)	(1,421)
Change in valuation of derivative liability	2,782	—
Change in valuation of warrant liability	(300)	—
Loss on extinguishment of debt	(22,700)	—
Total other expense, net	(25,454)	(1,282)
Net loss attributable to ordinary shareholders	$(75,458)	$(39,119)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.21)	$(0.07)
Weighted average ordinary shares used in net loss per share attributable to ordinary shareholders—basic and diluted	355,634,626	536,558,283

See the accompanying notes to these unaudited condensed consolidated financial statements.

STEALTH BIOTHERAPEUTICS CORP

Condensed Consolidated Statements of Convertible Preferred Shares and Shareholders’ Equity (Deficit)

(in thousands, except share and per share amounts)

	SERIES A CONVERTIBLE PREFERRED SHARES		ORDINARY SHARES		ADDITIONAL PAID-IN	ACCUMULATED	TOTAL SHAREHOLDERS’
	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	DEFICIT	EQUITY (DEFICIT)
Balance at January 1, 2019	91,600,398	$211,377	68,487,948	$21	$39,542	$(426,269)	$(386,706)
Issuance of ordinary shares from initial public offering, net of underwriting fees and issuance costs of $8	—	—	85,058,784	26	76,482	—	76,508
Conversion of convertible preferred stock into ordinary shares	(91,600,398)	(211,377)	91,600,398	27	211,350	—	211,377
Conversion of convertible notes and accrued interest into ordinary shares	—	—	175,210,373	52	175,158	—	175,210
Exercise of share options	—	—	42,304	—	43	—	43
Share-based compensation expense	—	—	—	—	2,321	—	2,321
Reclassification of warrant liability to equity	—	—	—	—	400	—	400
Net loss	—	—	—	—	—	(75,458)	(75,458)
Balance at September 30, 2019	—	$—	420,399,807	$126	$505,296	$(501,727)	$3,695
Balance at December 31, 2019	—	$—	436,720,810	$131	$515,133	$(497,997)	$17,267
Issuance of ordinary shares, net of issuance cost of $58	—	—	157,538,460	47	20,597	—	20,644
Ordinary share issued under share incentive plan upon vesting of restricted stock units	—	—	2,290,440	1	—	—	1
Issuance of commitment shares	—	—	2,203,812	—	368	—	368
Share-based compensation expense	—	—	—	—	3,113	—	3,113
Net loss	—	—	—	—	—	(39,119)	(39,119)
Balance at September 30, 2020	—	$—	598,753,522	$179	$539,211	$(537,116)	$2,274

See the accompanying notes to these unaudited condensed consolidated financial statements.

STEALTH BIOTHERAPEUTICS CORP

Condensed Consolidated Statements of Cash Flows

(unaudited)

(in thousands)

	NINE MONTHS ENDED SEPTEMBER 30,
	2019	2020
Cash flows from operating activities:
Net loss	$(75,458)	$(39,119)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	208	190
Change in fair value of warrant liability	300	—
Change in fair value of derivative liability	(2,782)	—
Loss on extinguishment of debt	22,700	—
Amortization of debt discount	2,898	221
Non-cash interest expense	1,662	265
Share-based compensation	2,321	3,113
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	906	(129)
Accounts payable	(3,739)	(6,201)
Accrued expenses, accrued interest payable and other current liabilities	(2,329)	(2,162)
Net cash used in operating activities	(53,313)	(43,822)
Cash flows from investing activities:
Purchase of property and equipment	(130)	(15)
Payment for security deposit	—	(25)
Net cash used in investing activities	(130)	(40)
Cash flows from financing activities:
Proceeds from issuance of convertible notes payable	5,000	—
Proceeds from issuance of initial public offering, net of commissions, underwriters' fees and offering costs	78,226	—
Proceeds from issuance of ordinary share offering, net of offering cost	—	20,673
Proceeds from long term debt issuance	—	—
Payment of debt issuance costs	(85)	—
Payments on term debt	(2,094)	(7,481)
Payment of deferred financing costs	(1,272)	(205)
Proceeds from exercise of share options	43	—
Net cash provided by financing activities	79,818	12,987
Net increase (decrease) in cash and cash equivalents	26,375	(30,875)
Cash and cash equivalents, beginning of period	10,855	50,768
Cash and cash equivalents, end of period	$37,230	$19,893
Supplemental disclosure of noncash investing and financing activity:
Fair value of derivatives recorded in connection with the 2018 Shareholder Note and 2018 New Investor Notes	$1,256	$—
Conversion of convertible preferred stock into ordinary shares	$211,377	$—
Conversion of convertible notes and accrued interest into ordinary shares	$175,210	$—
Reclassification of deferred offering costs to additional paid-in capital	$447	$—
Reclassification of warrant liability to equity	$400	$—
Deferred financing costs included in accounts payable	$—	$133
Commitment shares issued to LPC	$—	$368
Supplemental cash flow information—Cash paid for interest	$1,475	$978

See the accompanying notes to these unaudited condensed consolidated financial statements.

STEALTH BIOTHERAPEUTICS CORP

Notes to Unaudited Condensed Consolidated Financial Statements

Nine months ended September 30, 2019 and 2020

1. Organization and Operations

The Company

Stealth BioTherapeutics Corp was incorporated in Grand Cayman, Cayman Islands as Stealth Peptides International, Inc. in April 2006. Its wholly owned subsidiary, Stealth BioTherapeutics Inc., was incorporated in Delaware as Stealth Peptides Inc. in October 2007. In addition, a wholly owned subsidiary, Stealth BioTherapeutics (HK) Limited, was incorporated in Hong Kong in September 2017. In May 2018, Stealth BioTherapeutics (Shanghai) Limited was formed as a wholly foreign owned enterprise in China. In 2020, StealthBioTherapeutics (Shanghai) limited was dissolved. Hereinafter, Stealth BioTherapeutics Corp, Stealth BioTherapeutics Inc., and Stealth BioTherapeutics (HK) Limited are referred to as the “Company.” The Company is a clinical-stage biotechnology company focused on the discovery and development of novel pharmaceutical agents to treat patients suffering from diseases involving mitochondrial dysfunction through its mitochondrial medicine platform. The consolidated financial statements include the assets, liabilities and operating results of the Company and its wholly owned subsidiaries. Since inception, the Company has devoted substantially all of its efforts to research and development, business planning, acquiring operating assets, seeking intellectual property protection for its technology and product candidates, and raising capital.

The Company has entered into numerous debt and equity issuances with Morningside Venture Investments Limited (“MVIL” or the “Shareholder”). As of September 30, 2020, the Shareholder held approximately 79.8% of the Company’s outstanding shares. See Notes 8.

The Company has incurred net losses and negative cash flows from operations and had an accumulated deficit of $537.1 million as of September 30, 2020. The Company has financed its operations to date through its issuance of preferred shares, initial public offering (“IPO”), issuance of ordinary shares, convertible debt and long-term debt.

On February 20, 2019, the Company closed its IPO, in which it issued and sold 6,500,000 American depositary shares (“ADS”), each representing 12 ordinary shares, for a total of 78,000,000 ordinary shares. The price to the public was $12.00 per ADS. The Company received gross proceeds of $78.0 million from the IPO. On March 4, 2019, the Company issued an additional 588,232 ADSs in connection with the underwriters’ partial exercise of their over-allotment option, pursuant to which the Company raised additional gross proceeds of $7.1 million. Net proceeds after deducting underwriting discounts and commissions of $6.0 million and offering expenses of approximately $2.2 million were $76.9 million. Upon closing of the IPO, all shares of the Company’s outstanding convertible preferred shares (“Series A preferred shares”) automatically converted into 91,600,398 ordinary shares and the outstanding convertible notes payable, including principal, interest and premium thereon, converted into 175,210,373 ordinary shares. See Notes 8 regarding the terms of the convertible notes payable and Series A preferred shares.

Liquidity and Going Concern

These condensed consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. Since its inception, the Company has incurred recurring losses, including net losses of $39.1 million for the nine months ended September 30, 2020. The Company expects to continue to incur operating losses in the foreseeable future.

Management believes that cash and cash equivalents of $19.9 million at September 30, 2020, together with the proceeds of $20.0 million received in October as initial funding under the development funding agreement with MVIL, will be sufficient to fund operating expenses through the second of quarter of 2021. The Company may seek to obtain financing through equity and debt issuances, collaborative agreements, and grants from government and private sponsors. Because the ability to obtain additional financing is outside of the Company’s control, the foregoing conditions raise substantial doubt in regard to the Company’s ability to continue as a going concern. If the Company is unable to obtain additional funding when needed, or to the extent needed, it may be necessary to scale back operations or halt certain research and development activities, which could prevent the Company from successfully executing on its operating plan. The condensed consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or liabilities that might be necessary should the Company be unable to continue its operations.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The Company’s significant accounting policies are disclosed in the audited consolidated financial statements for the year ended December 31, 2019, included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019. Since the date of those financial statements, there have been no changes to its significant accounting policies. There were no new accounting pronouncements adopted during 2020 that had a material effect on our consolidated financial statements.

Unaudited Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States for interim financial reporting and as required by Regulation S-X, Rule 10-01. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the Company’s financial position as of September 30, 2020 and the results of its operations and its cash flows for the nine months ended September 30, 2019 and 2020. The financial data and other information disclosed in these notes related to the nine months ended September 30, 2019 and 2020 are unaudited. The results for the nine months ended September 30, 2020 are not necessarily indicative of results to be expected for the year ending December 31, 2020, any other interim periods, or any future year or period. Accordingly, these condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

3. Fair Value of Financial Assets and Liabilities

Fair Value Hierarchy

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are performed in a manner to maximize the use of observable inputs and minimize the use of unobservable inputs. The accounting standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

Level 1—Quoted prices in active markets that are accessible at the market date for identical unrestricted assets or liabilities.

Level 2—lnputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs for which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2019 and September 30, 2020 (in thousands):

	FAIR VALUE MEASUREMENTS AS OF DECEMBER 31, 2019 USING:
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Short-term money market funds	$50,622	$—	$—	$50,622
Total financial assets	$50,622	$—	$—	$50,622

	FAIR VALUE MEASUREMENTS AS OF SEPTEMBER 30, 2020 USING:
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Short-term money market funds	$19,757	$—	$—	$19,757
Total financial assets	$19,757	$—	$—	$19,757

As of December 31, 2019 and September 30, 2020, the carrying amounts of cash, accounts payable and accrued expenses approximated their estimated fair values because of the short-term nature of these financial instruments. The Company’s cash equivalents, which are in money market funds, are classified within Level 1 of the fair value hierarchy because they are valued using quoted prices as of December 31, 2019 and September 30, 2020.

As of December 31, 2019, and September 30, 2020, the outstanding debt from Term Loan bears interest at a rate which approximate prevailing market rate for an instrument with similar characteristics and, accordingly, the carrying value for this instrument approximates fair value.

Warrant Liability

As consideration for the Company’s Term Loan (see Note 7), the Company and the lender entered into a warrant agreement (the “Warrant”). The Warrant, which converted into a warrant to purchase ordinary shares upon completion of the IPO, was recorded as a liability at fair value upon issuance. The Warrant was recorded at fair value on the Company’s consolidated balance sheet as a liability and discount to the Term Loan. It was subject to revaluation at each balance sheet date, and any changes in value were recorded as a component of gain or loss from valuation of warrant liability, until the earlier of their exercise or expiration or upon the completion of a liquidation event.

In 2019, upon the completion of the IPO and the resulting conversion of the Series A preferred shares, the outstanding Warrant became exercisable into 500,000 ordinary shares at $1.00 per share. Upon the completion of the IPO, the Warrant met the criteria for equity classification as it was indexed to the Company’s stock and, therefore, the Warrant was reclassified from a liability to an equity instrument and was included in additional paid-in capital. The following assumptions were used for the measurement upon the IPO: average volatility of 61.1%, expected term of 8.36 years, average risk-free interest rate of 2.6%.

The following table presents our Warrant liability measured at fair value using unobservable inputs (Level 3) as of the nine months ended September 30, 2019 (in thousands):

Fair value at January 1, 2019	$100
Change in fair value of Warrant liability	300
Reclassification of Warrant liability	(400)
Fair value at September 30, 2019	$—

Derivative Liability

During 2018, the Company entered into a number of note purchase agreements (see Note 8) in which it concluded that certain of the redemption and conversion features within the agreements met the bifurcation criteria under Accounting Standards Classification (“ASC”) 815, Derivatives and Hedging, and therefore should be accounted for separately from the debt (“Derivative Liability”). The Derivative Liability is recorded at fair value on the Company’s consolidated balance sheet as a liability and subject to revaluation at each balance sheet date, and any changes in value are recorded as a component of gain or loss in the change in valuation of derivative liability on the statements of operations.

In 2019, upon closing of the IPO, all the Company’s outstanding convertible notes payable, including principal, interest and premium thereon, converted into 175,210,373 ordinary shares. The automatic conversion upon the IPO was a settlement of the debt and the difference between the fair value of the stock issued in exchange for the convertible notes and the net carrying amount of the convertible notes was recorded as an extinguishment loss. See Notes 8 and 9 regarding the terms of the convertible notes payable and Series A preferred shares, respectively.

The following table presents the Derivative Liability measured at fair value using unobservable inputs (Level 3) as of the nine months ended September 30, 2019 (in thousands):

Fair value at January 1, 2019	$36,567
Issuance of debt	1,256
Change in fair value of derivative liability	(2,782)
Conversion of debt—derivative liability	(35,041)
Fair value at September 30, 2019	$—

There have been no transfers between fair value measure levels during the nine months ended September 30, 2019 and 2020.

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	AS OF DECEMBER 31, 2019	AS OF SEPTEMBER 30, 2020
Research and development	$387	$174
Prepaid insurance	280	1,151
Other	963	434
Total	$1,630	$1,759

5. Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	AS OF DECEMBER 31, 2019	AS OF SEPTEMBER 30, 2020
Computer equipment and software	$373	$373
Furniture, fixtures and other	768	768
Laboratory equipment	377	289
Leasehold improvements	449	449
	1,967	1,879
Accumulated depreciation	(1,622)	(1,710)
Property and equipment, net	$345	$169

Depreciation expense was $0.2 million for the nine months ended September 30, 2019 and 2020.

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	AS OF DECEMBER 31, 2019	AS OF SEPTEMBER 30, 2020
Research and development	$3,403	$3,264
Employee compensation costs	2,020	2,026
Consulting and professional services	2,252	759
Legal expenses	651	323
Deferred rent	72	13
Other	97	21
Total	$8,495	$6,406

7. Debt

Term Loan

In June 2017, the Company entered into a Loan and Security Agreement (the “LSA”) with a lender that permits the Company to borrow up to an aggregate principal amount of $40.0 million through a multiple tranche term loan (the “Term Loan”). The tranche advances are based on the Company achieving certain performance milestones as defined in the LSA. Upon closing of the Term Loan, the Company drew the first tranche less expenses, which resulted in net proceeds of $12.1 million. In September 2017, the Company drew the second tranche advance of $2.5 million upon achieving the first milestone. In March 2018, the Company drew the third tranche advance of $5.0 million upon achieving a second milestone, bringing the total gross amount borrowed to $20.0 million as of September 30, 2020.

The Term Loan included a $200,000 facility charge, which was paid to the lender on the closing date. The Company paid a $30,000 due diligence fee prior to the Term Loan closing, and the Company incurred additional cash expenses of $362,783 related to the Term Loan. These three amounts were all recorded as a debt discount and are being amortized as interest expense using the effective interest method over the life of the Term Loan. The Term Loan also includes an end of term charge equal to the greater of $750,000 or 5% of the aggregate principal amount of all advances. The end of term charge is being accrued and recorded to interest expense over the life of the Term Loan using the effective interest method.

The Term Loan bears interest at the greater of (i) the prime rate plus 5.5% or (ii) 9.5%. As of September 30, 2020, the interest rate was 9.5%. Interest accrues from the closing date and interest payments are due monthly in arrears on the first of the month. Payments under the Term Loan were interest only for the first twelve months after closing followed by a 30-month amortization period of principal and interest payments that were scheduled to begin on August 1, 2018 and continue through the scheduled maturity date of January 1, 2021. During 2018, the Term Loan was amended to, among other things, postpone the principal payments to December 1, 2018. In March 2019, the Term Loan was amended to postpone principal payments to October 1, 2019. These amendments to the Term Loan were accounted for as a debt modification. For consideration of the amendments, the Company agreed to pay an additional end of term charge of $335,000 at maturity which is being accrued and recorded to interest expense over the life of the loan using the effective interest method. In October 2019, subsequent to the October principal payment, the principal payments on the Term Loan were deferred to February 1, 2020, based on achievement of certain performance milestones. In July 2020, subsequent to the July principal payment, the Term loan was amended to defer the principal payments until March 1, 2021 and extend the maturity date from January 1, 2021 to July 1, 2021.

The Company may voluntarily prepay all, but not less than all, of the outstanding principal at any time prior to the maturity date, subject to a prepayment fee of 0.5% of the outstanding principal at the time the prepayment is made. The end of term charge of $1.3 million is due upon the earlier to occur of the maturity of the loan, the acceleration or prepayment of all outstanding principal, the termination of the Term Loan Facility or January 1, 2021. An additional end of term charge of $0.2 million is due upon the earlier to occur of the maturity of the loan, the acceleration or prepayment of all outstanding principal, or the termination of the Term Loan Facility.

The Company’s obligations to the lender are secured by a first priority security interest in substantially all of its assets, excluding intellectual property (“IP”). The lender maintains a negative pledge on IP with a security interest in the proceeds of the sale of the IP. The Term Loan contains certain covenants related to restrictions on payments for certain investments, additional debt, distributions and transfers.

As consideration for the Term Loan, the Company and the lender entered into a warrant agreement, pursuant to which the lender, as Warrant holder, has the right to purchase a quantity of shares equal to the quotient derived by dividing (a) the Warrant coverage by (b) the exercise price. Warrant coverage means the greater of (a) $312,500 plus 2.5% of future tranche advances in the event all or part of the tranches are funded or (b) $375,000. The exercise price is (a) the purchase price of Series A preferred shares, $2.30769 per share, or (b) the price per share paid in the next equity round of financing of ordinary shares or preferred shares, which results in aggregate gross proceeds of at least $30.0 million. Upon the closing of the IPO, the Warrant became exercisable for 500,000 ordinary shares at an exercise price of $1.00 per ordinary share. The Warrant was exercisable beginning in June 2017, in whole or in part, and expires in ten years. The Warrant was originally recorded as a liability and the discount on the debt was being amortized through interest expense using the effective interest rate method over the remaining term of the Term Loan. Upon the completion of the IPO, the Warrant met the criteria for equity classification as it was indexed to the Company’s stock and as such was reclassified to an equity instrument and was included in additional paid-in capital. See Note 3 for fair value considerations and disclosures.

In addition, the lender can declare a material adverse effect while monitoring our business, operations, properties, assets or financial condition. A material adverse effect is considered an event of default under the LSA. In the event of default, repayment of amounts due under the Term Loan may be accelerated by the lender.

Future principal payments under the Term Loan, as amended, as of September 30, 2020 are as follows:

2021	$9,027
Total future principal payments	9,027
Less unamortized debt discount	45
Total balance as depicted on the balance sheet	$8,982
Term loan—current portion	8,982
Total balance as depicted on the balance sheet	$8,982

Interest expense related to the Term Loan for the nine months ended September 30, 2019 and 2020 was $2.0 million and $1.4 million, respectively. Accrued interest as of September 30, 2020 was $1.4 million

8. Convertible Notes Payable

Upon the closing of the IPO, the outstanding convertible notes payable referenced above, including principal, interest and premium thereon, converted into 175,210,373 ordinary shares. Interest expense relating to the convertible notes referenced above for the nine months ended September 30, 2019 $1.3 million.

During 2017, the Company issued six convertible promissory notes payable to MVIL, resulting in proceeds of $50.0 million (the “2017 MVIL Notes”). The notes accrue interest at 8% per annum. . Effective upon the closing of a qualified financing, as defined, the outstanding principal and accrued interest automatically convert into shares of the same class and series of our shares issued to other investors in the qualified financing. MVIL also had the right to convert some or all of the outstanding amount into shares of Series A preferred shares at a conversion price of $2.30769 after December 31, 2018. In January 2018, the Company entered into a note exchange agreement with MVIL in the amount of $52.4 million, which represents the total principal and accrued interest of the 2017 MVIL Notes at the time of the execution of the note exchange agreement. The exchange terminated the 2017 MVIL Notes and created a new convertible note under substantially the same terms as the notes described in the following paragraph. The note exchange agreement was accounted for as a debt extinguishment and resulted no gain or loss upon recognition of the new debt.

In January 2018, the Company entered into a note purchase agreement with investors (as amended, the “2018 Agreement”), whereby the Company was eligible to borrow an aggregate principal amount of $30.0 million in exchange for notes convertible into ordinary shares of the Company. In April 2018, the note purchase agreement was amended to allow the Company to borrow up to $65.0 million in the aggregate. Between January and May 2018, the Company issued notes in an aggregate principal amount of $50.0 million (the “2018 New Investor Notes”). The 2018 New Investor Notes accrued interest at 7% per annum. Accrued interest on the 2018 New Investor Notes compounded annually. The 2018 New Investor Notes, as amended, were convertible upon (i) the closing of an initial public offering or (ii) a subsequent financing occurring after January 10, 2019. Effective upon the closing of a qualified financing, as defined, the outstanding principal and accrued interest plus a 25% premium, defined as the sum of principal plus interest multiplied by 25%, automatically convert into shares of the same class and series of our shares issued to other investors in the qualified financing. The 2018 Investor Notes converted in accordance with their terms upon the closing of the IPO.

The Company evaluated the 2018 New Investor Notes as well as the exchange agreement and concluded that certain of the redemption and conversion features met the bifurcation criteria under ASC 815, Derivatives and Hedging and should be accounted for separately from the debt.

The derivative liability was recorded at fair value on the Company’s consolidated balance sheet as a liability and subject to revaluation at each balance sheet date, and any changes in value were recorded as a component of gain or loss in the change in valuation of derivative liability on the statements of operations. The initial values of the derivative, along with legal fees, were recorded as a debt discount and are being amortized as interest expense using the effective interest method over the life of the note.

In October 2018, the Company entered into the 2018 MVIL Note, under which the Company borrowed $30.0 million, of which it has borrowed $25.0 million as of December 31, 2018. In January 2019, the Company borrowed the remaining $5.0 million. The notes contain similar terms as the notes described in the paragraph above describing the 2018 New Investor Notes except that a qualified financing is limited to a U.S. IPO and that there was no change of control conversion feature. The 2018 MVIL Note was convertible upon a qualified initial public offering of the Company’s ordinary shares in the United States at the initial public offering price per share. Effective upon the closing of a qualified financing, the outstanding principal and accrued interest plus a 25% premium of such principal and interest automatically converts into shares of the same class and series of our shares issued to other investors in the qualified financing. The automatic conversion upon the IPO was a settlement of the debt and the difference between the fair value of the shares issued in exchange for the convertible notes and the net carrying amount of the convertible notes was recorded as a loss on extinguishment of debt. The 2018 MVIL Note accrued interest at 7% per annum and accrued interest compounded annually, and upon such compounding, was added to the outstanding principal amount. The 2018 MVIL Note converted in accordance with its terms upon the closing of the IPO. At September 30, 2019 and 2020, the Company has no Convertible Notes Payable.

9. Convertible Preferred Shares

Upon the closing of the IPO in February 2019, all shares of the Company’s outstanding Series A preferred shares automatically converted into 91,600,398 ordinary shares. At September 30, 2019 and 2020, the Company has no convertible preferred shares authorized or outstanding.

10. Shareholders’ Equity

Ordinary Shares

At December 31, 2019 and September 30, 2020, 750,000,000  and 1,200,000,000 ordinary shares, $0.0003 nominal or par value, were authorized for issuance, respectively, and 436,720,810  and 598,753,522 ordinary shares were issued and outstanding, respectively.

In January 2017, the Company issued a warrant to purchase 231,989 ordinary shares to an affiliate of the interim chief financial officer of Stealth BioTherapeutics Inc. at an exercise price of $1.38 per share. The warrant was fully vested as of December 31, 2017 and expires in January 2022. In June 2018, the warrant was amended and restated to be treated as an option agreement under the Company’s 2006 Share Incentive Plan (the “2006 Plan”).

The Company has reserved for future issuance the following number of ordinary shares as of September 30, 2020:

Amended 2019 Plan	55,898,342
2020 ADs Plan	22,709,556
Employee Share Purchase Plan	8,339,773
Conversion of ordinary share warrant	500,000
Total	87,447,671

On April 10, 2020,  the Company entered into an ordinary share purchase agreement (the “Purchase Agreement”), pursuant to which the Company issued and sold to MVIL 152,858,460 ordinary shares, nominal or par value $0.0003 per share (the “Shares”), at a price of $0.13084 per share, for an aggregate purchase price of $20.0 million.

Lincoln Park Capital

On June 2, 2020, the Company entered into a $20.0 million purchase agreement (the “LPC Purchase Agreement”), together with a registration rights agreement (the “Rights Agreement”), with Lincoln Park Capital Fund, LLC ( “LPC”). Under the terms and subject to the conditions of the Purchase Agreement, the Company has the right to sell to and Lincoln Park is obligated to purchase up to $20.0 million in shares of the Company’s ordinary shares, subject to certain limitations, from time to time, over the 36-month period commencing on June 22, 2020.

The purchase price of the Ordinary Shares purchased by LPC under the LPC Purchase Agreement will be derived from prevailing market prices of the Company’s ADSs immediately preceding the time of sale. The Company may direct LPC, at its sole discretion and subject to certain conditions, to purchase up to 900,000 ordinary shares on any business day on which the closing sale price of the Company’s ADSs is not below $1.00 per ADS (such purchases, a “Regular Purchase”). The maximum number of Ordinary Shares that the Company may direct LPC to purchase in any single Regular Purchase under the LPC Purchase Agreement increases, up to a maximum of 1,800,000 Ordinary Shares, if on the purchase date for such Regular Purchase the closing sale price of the Company’s ADSs is above certain threshold prices set forth in the LPC Purchase Agreement, provided that LPC’s total purchase obligation under any single Regular Purchase shall not exceed $2,000,000.

 Sales of shares of ordinary shares to LPC under the LPC Purchase Agreement are limited to no more than the number of shares that would result in the beneficial ownership by Lincoln Park and its affiliates, at any single point in time of more than 4.99% of the outstanding Ordinary Shares. Furthermore, under applicable rules of The Nasdaq Global Market, in no event may the Company issue or sell to LPC under the Purchase Agreement more than 19.99% of the Ordinary Shares outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), unless (i) the Company obtains shareholder approval to issue Ordinary Shares in excess of the Exchange Cap or (ii) the average price of ADSs that represent the equivalent of all applicable sales of Ordinary Shares to LPC under the Purchase Agreement equals or exceeds $1.9674 per share, such that the transactions contemplated by the LPC Purchase Agreement are exempt from the Exchange Cap limitation under applicable Nasdaq rules.

The LPC Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification and termination provisions by, between and for the benefit of the parties. The Company agreed with LPC that it will not enter into any “variable rate” transactions with any third party for a period defined in the LPC Purchase Agreement. LPC has covenanted not to cause or engage in any direct or indirect short selling or hedging of the Company’s ADSs. The LPC Purchase Agreement may be terminated by the Company at any time, at its sole discretion, without any cost or penalty.

During the nine months ended September 30, 2020, pursuant to the LPC Purchase Agreement a total of 4,680,000 ordinary shares were sold to LPC for net proceeds totaling $0.7 million. Additionally, as consideration for entering into the LPC Purchase Agreement, the Company paid LPC a commitment fee of 2,203,812 ordinary shares, with a fair value of $0.1675 per ordinary share.

At the Market Offering

On August 6, 2020, The Company and H.C. Wainwright & Co., LLC ( “Wainwright” )  entered into an At The Market Offering Agreement pursuant to which the Company may offer and sell, from time to time, through Wainwright, ADSs, each representing 12 ordinary shares, with a nominal or par value of $0.0003 per share. Any such sales would be effective pursuant to the Company’s registration statement on Form F-3 (File No. 333-237542), which was declared effective by the SEC  on April 10, 2020. The Company has no obligation to sell any ADSs  pursuant to the agreement and may at any time suspend sales pursuant to the agreement. Each party may terminate the agreement at any time without liability. As of September 30, 2020 the Company has not sold any shares under the ATM.

11. Share Incentive Plan

The Company’s 2006 Plan provided for the grant of share options or other awards to employees, directors, advisors and consultants for the purchase of up to 25,544,054 ordinary shares. Share options vest over varying schedules as determined by the Company’s board of directors and typically expire 10 years from the date of grant. Certain options provide for accelerated vesting if there is a change in control, as defined in the 2006 Plan. The 2006 Plan expired in 2019 and no additional awards can be made under it.

Prior to the IPO, in determining the exercise prices for options granted, the board of directors considered the fair value of ordinary shares as of the grant date, based upon a variety of factors, including the results obtained from a third-party valuation, the Company’s financial position and financial performance, the status of technological developments of the Company’s proposed products, the composition and ability of the current scientific and management team, an evaluation or benchmark of the Company’s competition, the illiquid nature of the ordinary shares, sales of capital share including convertible preferred shares, the effect of the rights and preferences of Series A preferred shares, and the prospects of a liquidity event. Following the IPO, the fair value of the ordinary shares was determined based on the quoted market price of the ADSs at the time of grant. The Company has historically granted share options at exercise prices not less than the fair value of our ordinary shares.

In January 2019, the Company adopted the 2019 Share Incentive Plan (“2019 Plan”) and as a result no further awards will be made under the 2006 Plan. In addition, any ordinary shares subject to awards under the 2006 Plan that expire, are forfeited, or are otherwise surrendered, without having been fully exercised or resulting in any ordinary shares being issued will become available for issuance under the 2019 Plan, up to an additional 15,794,199 shares, which is the number of shares issuable pursuant to outstanding awards granted under the 2006 Plan. On January 1, 2020, 17,468,832 ordinary shares were added to the 2019 Plan pursuant to the Evergreen Provision. In March 2020, upon shareholder approval the 2019 Plan was amended ( “Amended 2019 Plan”) and the number of shares reserved under the plan was reduced by 24,999,996 shares, as those shares are now reserved under the 2020 ADS incentive plan (“2020 ADS Plan”). The Amended 2019 Plan provides for the grant of shares or other awards to employees, directors, advisors and consultants for the purchase of up to 55,898,342 ordinary shares. Share options vest over varying schedules as determined by the Company’s board of directors and typically expire 10 years from the date of grant. Certain options provide for accelerated vesting if there is a change in control, as defined in the Amended 2019 Plan.

In March 2020, upon shareholder approval, the Company adopted the 2020 ADS Plan to provide for grants of restricted ADSs, restricted ADS units and other ADS-based awards. The 2020 ADS Plan provides for the grant of ADS-based awards to employees, directors, advisors and consultants of up to 24,999,996 ordinary shares.

At September 30, 2020, there were 10,907,733 ordinary shares available for future grant under the Amended 2019 Plan and 5,534,177 ordinary shares available for future grants under the 2020 Ads Plan.

The following table summarizes share option activity for the Amended 2019 Plan for the nine months ended September 30, 2020:

	NUMBER OF SHARES	WEIGHTED- AVERAGE EXERCISE PRICE	AVERAGE REMAINING CONTRACTUAL LIFE (IN YEARS)	AGGREGATE INTRINSIC VALUE
Outstanding at December 31, 2019	36,126,371	$0.99	7.8	$—
Granted	16,861,736	$0.18
Exercised	—	$—
Cancelled or forfeited	(7,997,498)	$0.90
Outstanding at September 30, 2020	44,990,609	$0.70	7.7	$1,486,397
Exercisable at September 30, 2020	20,501,854	$0.91	6.2	$198,864
Vested and expected to vest at September 30, 2020	40,734,723	$0.71	7.6	$1,301,046

The weighted average grant date fair value per share for awards granted during the nine months ended September 30, 2020 was $0.12.

The following table summarizes restricted share unit activity for the 2020 ADS Plan for the nine months ended September 30, 2020 (in ordinary shares):

	NUMBER OF SHARES	WEIGHTED- AVERAGE GRANT-DATE FAIR VALUE
Non-vested at December 31, 2019	—	$—
Granted	20,943,288	$0.11
Vested	(2,290,440)	$0.11
Cancelled or forfeited	(1,477,469)	$0.11
Non-vested as of September 30, 2020	17,175,379	$0.11

The fair value of restricted stock units is measured using the stock price on the date of grant and share-based compensation expense for the restricted stock units is recorded ratably over their vesting period.

Total share-based compensation expense as of September 30, 2019 and 2020 is as follows (in thousands):

	NINE MONTHS ENDED SEPTEMBER 30,
	2019	2020
Research and development	$860	$806
General and administrative	1,461	2,307
Total	$2,321	$3,113

As of September 30, 2020, total unrecognized compensation expense related to non-vested share options and restricted stock units, net of related forfeiture estimates, was $6.9 million. The Company expects to recognize its remaining unrecognized share-based compensation expense over a weighted-average period of approximately 2.3 years.

The fair value of each share option granted to employees and directors was estimated on the date of grant using the following assumptions:	NINE MONTHS ENDED SEPTEMBER 30,
	2019	2020
Risk-free interest rate	1.43% - 2.61%	0.28%-1.38%
Expected dividend yield	—	—
Expected term (in years)	5.4 - 6.4	4.6 - 7.0
Expected volatility	55% - 58%	74% - 82%

12. License Agreements

In 2006, the Company entered into a license agreement, as amended, with Cornell Research Foundation, Inc. (“Cornell”) and a research institute (collectively “licensor”) for certain intellectual property rights and, subsequently, entered into four additional license agreements with Cornell. Under the terms of the original license agreement, the Company issued an aggregate of 666,667 ordinary shares to Cornell between 2006 and 2009. The Company has also paid $60,000 in license fees. The Company is also required to pay royalties on the commercial sale of products that result from the licensed intellectual property, as well as a percentage of any sublicensing revenue. Subject to specified reductions and royalty offset, such royalties are calculated as a tiered, low-to-mid single digit percentage of net sales of licensed products under each of the license agreements, except that for licensed products under the original agreement, such royalties are calculated as a tiered, low single-digit to sub-teen percentage of net sales, depending on patent coverage, amount of net sales and type of licensed product. Under this license agreement, if the Company fails to commercialize a product by December 31, 2020, the licensor may terminate the license, subject to specified exceptions for causes due to scientific, regulatory and other events over which the Company cannot exert direct control.

13. Income Taxes

During the year ended December 31, 2019 and nine months ended September 30, 2020, the Company recorded a full valuation allowance on federal and state deferred tax assets since management does not forecast the Company to be in a profitable position in the near future.

14. Net Loss Per Share Attributable to Ordinary Shareholders

Basic and diluted net loss per ordinary share are calculated as follows (in thousands, other than share and per share data):

	NINE MONTHS ENDED SEPTEMBER 30,
	2019	2020
Numerator:
Net loss attributable to ordinary shareholders	$(75,458)	$(39,119)
Denominator:
Weighted average number of ordinary shares used in loss per share attributable to ordinary shareholders—basic and diluted	355,634,626	536,558,283
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.21)	$(0.07)

The following ordinary share equivalents, presented on an as converted basis, were excluded from the calculation of net loss per share for the periods presented, as their effect is anti-dilutive:

	NINE MONTHS ENDED SEPTEMBER 30,
	2019	2020
Ordinary share warrant	500,000	500,000
Outstanding ordinary share options	34,966,338	44,990,609
Non-vested restricted stock units	-	17,175,379
Total	35,466,338	62,665,988

15. Related Party

For the nine months ended September 30, 2019, the Company paid $0.1 million, for consulting services provided by an entity affiliated with its former interim Chief Financial Officer.

Except as disclosed elsewhere in the notes to the accompanying consolidated financial statements, there were no other material transactions with related parties.

16. Subsequent Events

In October 2020, the Company entered into a development funding agreement with MVIL, under which MVIL agreed to provide funding to support the effort to secure regulatory approval of elamipretide. Under the development funding agreement, MVIL paid $20.0 million upon execution and has agreed to pay up to an additional $15 million upon the achievement of certain specified milestones. The Company is obligated to make success payments to MVIL upon receipt of certain regulatory approvals of elamipretide in certain indications.

Upon execution of the development funding agreement and the receipt of initial funding, the Company issued a warrant to MVIL exercisable for 46,153,846 ordinary shares at an exercise price of $0.13 with such number of ordinary shares being equal to the quotient of 30% of the amount of MVIL’s commitment divided by the exercise price. The warrant was immediately exercisable and has a term of three years.

Except as disclosed above and elsewhere in the notes to the accompanying consolidated financial statements, the Company has concluded that no further subsequent events have occurred that require disclosure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date: November 19, 2020